                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         ENTERTAINMENT PROPERTIES TRUST
--------------------------------------------------------------------------------
                           (Name of Subject Company)

                         ENTERTAINMENT PROPERTIES TRUST
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

         Common Shares of Beneficial Interest, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29380T105
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                               Gregory K. Silvers
                         Entertainment Properties Trust
                                30 Pershing Road
                           Union Station -- Suite 201
                          Kansas City, Missouri 64108
                                 (816) 472-1700
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                               Steven B. Stokdyk
                              Sullivan & Cromwell
                       1888 Century Park East, Suite 2100
                         Los Angeles, California 90067
                           Telephone: (310) 712-6600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is Entertainment Properties Trust ("EPR"), a Maryland real estate investment trust, or REIT. The principal executive offices of EPR are located at 30 Pershing Road, Union Station Suite 201, Kansas City, Missouri 64108. EPR's business telephone number is (816) 472-1700. The class of equity securities to which this statement relates is the common shares of beneficial interest, par value $0.01 per share, of EPR. As of March 26, 2001 there were outstanding 14,723,254 common shares of EPR.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company. EPR's name, business address and business telephone number are set forth in Item 1 above. EPR maintains an Internet site at www.eprkc.com. The website and the information on or connected to the website are not part of this statement and are not incorporated by reference.

     This statement relates to the offer to purchase up to 1,000,000 common shares of EPR which is described in a tender offer statement on Schedule TO of BRT Realty Trust ("BRT"), filed with the Securities and Exchange Commission on April 10, 2001. According to the Schedule TO, BRT is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2001, to purchase up to 1,000,000 common shares of EPR for $18.00 per share, net to the seller in cash, without interest thereon. BRT has stated that it has no specific plans for EPR.

     The BRT Schedule TO states that the principal executive offices of BRT are located at 60 Cutter Mill Road, Great Neck, New York 11021.

     According to the BRT Schedule TO, BRT's partial tender offer is subject to certain conditions, including: (1) Fredric Gould's election and qualification to EPR's board of trustees by the shareholders at the 2001 annual meeting; (2) the board of trustees of EPR granting BRT an unqualified exemption from the 9.8% share ownership limitation contained in EPR's Declaration of Trust; and (3) the board of trustees of EPR granting BRT an exemption from the voting rights restriction under the Maryland Control Share Acquisition Act arising from BRT owning more than 10% of EPR's shares.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described (i) in this statement and (ii) in the section "Transactions between the Company and Trustees, Officers or their Affiliates" on page 11 of EPR's proxy statement, dated April 2, 2001, sent by EPR to its shareholders in connection with its 2001 Annual Meeting of Shareholders, which is attached to this statement as Exhibit (e)(1) and incorporated herein by reference, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between EPR or its affiliates and
(1) its executive officers, directors or affiliates or (2) BRT or any of its respective executive officers, directors or affiliates.

(a) EXECUTIVE OFFICERS AND TRUSTEES OF EPR.

     If the trustees and executive officers of EPR who own shares tender their shares in BRT's partial offer, they will receive $18.00 per share for the portion of their shares that is accepted on the same terms and conditions as the other public shareholders. As of March 26, 2001, the trustees and executive officers of EPR owned in the aggregate 672,229 shares. No trustee, executive officer or affiliate of EPR currently intends to tender any shares pursuant to BRT's offer.

     The trustees of EPR have no severance benefits for their service as trustees, so that a trustee would receive no special compensation in the event that the trustee failed to be reelected in the shareholder vote.

(b) MR. GOULD AND SECTION 8 OF THE CLAYTON ACT.

     One of BRT's conditions to completion of its partial offer is the election and qualification of BRT's nominee, Mr. Gould, to EPR's board of trustees. Mr. Gould is a director and executive officer of One Liberty Properties, Inc., a public REIT that states that it is pursuing the acquisition of stadium style movie theaters. In addition, at least two of EPR's tenants have informed EPR that Mr. Gould, on behalf of One Liberty and BRT, has approached them to pursue acquisitions of theaters in competition with EPR. As Mr. Gould is a director of at least one competing company, he may be prohibited by Section 8 of the Clayton Act from serving on EPR's board as a result of this conflict of interest. Neither Mr. Gould nor BRT have informed EPR as to how compliance with the Clayton Act could be assured if Mr. Gould were elected to EPR's board.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) RECOMMENDATION OF THE BOARD OF TRUSTEES.

     EPR'S BOARD HAS DETERMINED, BY UNANIMOUS VOTE OF ITS TRUSTEES, THAT BRT'S PARTIAL OFFER IS NOT IN THE BEST INTERESTS OF EPR AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD, BY UNANIMOUS VOTE OF ITS TRUSTEES, RECOMMENDS THAT EPR'S SHAREHOLDERS REJECT BRT'S PARTIAL OFFER AND NOT TENDER THEIR SHARES.

     The board's determination, which was reached at a meeting held on April 16, 2001, was based on the board's review and consideration of the interests of EPR and its shareholders, the potential risks of BRT's partial offer and whether or not BRT's partial offer would provide any benefit to EPR and all its shareholders.

     Copies of a letter to the shareholders of EPR communicating the board's recommendation, and a press release announcing the board's determinations, are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

(b) REASONS FOR THE BOARD OF TRUSTEES' RECOMMENDATION.

     In reaching its conclusions and recommendation described above, EPR's board of trustees considered a number of factors, including the following:

     - BRT's offer is a partial tender offer conditioned upon a number of actions, described in more detail below, that would have the effect of making it possible for BRT and Mr. Gould to take control of EPR without paying a fair premium for all EPR shares.

     - BRT's offer is conditioned upon the election of Mr. Gould to EPR's board of trustees, which has already been considered and rejected by EPR's nominating committee as not in the best interests of EPR and its shareholders. Mr. Gould has made a number of suggestions to EPR in the course of the last year and the nature of these proposals has convinced EPR's board that Mr. Gould is unlikely to be a positive addition to EPR's board.

     - BRT's offer is conditioned upon the qualification of Mr. Gould to EPR's board of trustees, which may be prohibited under federal law since he is also the director of a competitor. Despite a request to Mr. Gould, he has not adequately explained to EPR how he would address compliance with
       Section 8 of the Clayton Act.

     - BRT's offer is conditioned upon an unqualified waiver of EPR's ownership limitation and provisions of Maryland law, both of which serve to protect EPR's shareholders from transactions with large shareholders generally and BRT specifically, and the ownership limitation provides vital protection for EPR's status as a REIT under federal tax laws. Unlike BRT's previous proposals, this condition does not provide for an agreement that BRT will take no action which would jeopardize EPR's REIT status. If EPR were to grant this unqualified waiver, BRT could unilaterally control EPR's status as a REIT.

     - Based on BRT's December 31, 2000 balance sheet, it appears likely that if BRT were to consummate its tender offer, it could be or very shortly become an investment company under the Investment Company Act of 1940 since a significant percentage of its assets could be EPR's shares and other securities. This percentage could change dramatically depending on the price of EPR's shares and changes in the other assets of BRT. If BRT needed to and did not comply with that regulatory regime, Section 7(a) of that Act would prohibit it from acquiring securities or engaging in interstate commerce. If BRT did comply with that regime, EPR's business would be affected since it could be considered to be an affiliated person of an investment company.

     - Even if BRT were not required to be a registered investment company, the fact that a significant percentage of BRT's assets would consist of EPR's shares would, in the view of EPR's board, closely associate EPR and its securities with BRT and its shares and record of poor performance.

     - Mr. Gould's record as a director of other REITs which EPR's board believes have not performed well. For example, BRT has not paid a dividend in over ten years while Mr. Gould has served as CEO, despite significant payments by BRT to Mr. Gould and members of his family. In addition, the shares of One Liberty Properties, which a group of investors led by Mr. Gould took over after a partial tender offer for $16.00 per share in 1989, currently trade at less than $12.25 per share, a drop of more than 23%.

     - BRT's statement that it has no plans for EPR if it closes its offer and Mr. Gould is elected to the board of trustees. However, BRT has made various proposals that would benefit BRT over the past year that EPR has rejected, including:

       - that EPR purchase BRT and its portfolio of sub-prime mortgages;

       - that EPR appoint Mr. Gould's son to its board of trustees because his son needed "public company experience";

       - that EPR refrain from making any share repurchases since making such purchases could adversely affect BRT's holdings; and

       - that EPR conduct a rights offering at "any price."

     - BRT's previous purchases of shares in 1999 and 2000 and its prior announcements of offers to buy EPR's shares have had no discernible positive impact on EPR's share price in the view of EPR's board.

     - The fact that BRT's offer is only for approximately 7% of EPR's shares, which would only provide a premium for a very small portion of the shares held by EPR's existing shareholders.

     EPR's board did not obtain any opinion as to the fairness of the price at which BRT's partial tender offer is made because it believed the structural problems with the offer were so significant that the price was a secondary consideration.

     The foregoing discussion of the information and factors considered and given weight by EPR's board is not intended to be exhaustive. In view of the variety of factors considered in its evaluation, the board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the board may have given different weights to different factors.

     FOR THE REASONS SET FORTH ABOVE, EPR RECOMMENDS THAT ITS SHAREHOLDERS REJECT THE PARTIAL TENDER OFFER AND DO NOT TENDER ANY SHARES TO BRT.

(c) INTENT TO TENDER

     No trustee, executive officer or affiliate of EPR currently intends to tender any shares pursuant to BRT's offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     EPR has retained MacKenzie Partners, Inc. to assist in making solicitations and recommendations with respect to BRT's offer, as well as proxy solicitations for our 2001 annual shareholders meeting, for a fee not to exceed $75,000 plus out-of-pocket expenses.

MacKenzie may contact holders of EPR's common shares by mail, e-mail, the Internet, telephone, facsimile, telegram, in person or otherwise. It is anticipated that approximately 75 employees of MacKenzie may contact EPR's shareholders on behalf of EPR. EPR estimates that total expenditures for the solicitation and recommendation will be approximately $400,000, approximately $50,000 of which has been spent to date.

     EPR will request banks, brokers and other custodians, nominees and fiduciaries to forward solicitation and recommendation materials to the beneficial owners of our common shares. EPR will reimburse those firms for their expenses in accordance with the rules of the SEC and the New York Stock Exchange.

     Except as described above, neither EPR nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the holders of EPR's common shares with respect to BRT's offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     To the knowledge of EPR, no transactions in EPR's shares have been effected during the past 60 days by EPR or any executive officer, director, affiliate or subsidiary of EPR.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     EPR is not engaged now in any negotiations in response to BRT's offer that relate to, or would result in, one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization, involving EPR or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by EPR or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of EPR; or (iv) any material change in the dividend rate or policy, or indebtedness or capitalization of EPR.

ITEM 8. ADDITIONAL INFORMATION.

EPR'S OWNERSHIP LIMITATION

     There is an ownership limitation on the number of shares or value of the outstanding shares of any class or series of common shares of EPR or preferred shares of EPR set forth under Article Ninth of EPR's Declaration of Trust (the "Declaration"). Currently, the Declaration sets the ownership limitation at 9.8%.

     Any shares beneficially owned by a person in excess of the ownership limit will be designated as "Excess Shares." Shares designated as Excess Shares will be transferred to the "Excess Shares Trustee," who is trustee for a charitable beneficiary. The owner of the Excess Shares is deemed to have given an irrevocable proxy to the Excess Share Trustee. Excess Shares are deemed to have been offered for sale to the trust which has the right to buy the shares within a certain time period.

     EPR's board may increase or decrease the threshold for the ownership limitation, but the ownership limitation cannot be increased if the result would be that five individual beneficial owners could own in aggregate more than 49.9% of the number or value of the outstanding shares. Moreover, EPR's board cannot increase the ownership limitation above 9.9%.

     Notwithstanding the foregoing, EPR's board may waive the ownership limitation with a ruling from the Internal Revenue Service, a counsel's opinion that the exemption will not result in the Trust becoming a closely-held corporation as defined in the Internal Revenue Code, or any other evidence that EPR's board deems satisfactory.

PROVISIONS OF MARYLAND GENERAL CORPORATION LAW

     EPR is subject to the Maryland Control Share Acquisition Act (the "Control Share Act"), which provides in section 3-702 of the Maryland General Corporations Law ("MGCL") that a person who purchases more than 10 percent of the shares in voting power may not vote the shares in excess of 10 percent without either (i) approval of the shareholders at a special meeting under section 3-704 or (ii) board approval under section 3-702(b). Under section 3-702(b), EPR's board of trustees could opt out of this section or approve or exempt any specific transaction by adopting a provision in the Declaration or bylaws. EPR has not opted out of the Control Share Act or approved or exempted any transaction and does not currently intend to do so.

     EPR is also subject the Maryland Business Combination Act (the "Business Combination Act"). Section 3-602(a) of the MGCL prohibits a business combination between a corporation and an interested shareholder or any affiliate of the interested shareholder for a period of 5 years following the most recent date on which the interested shareholder became an interested shareholder. Under section 3-603(e), corporations can opt out of the Business Combination Act through a provision in their charters. However, EPR has not done and does not currently intend to do so.

     An "interested shareholder" is generally defined under MGCL section 3-601 to mean any person that (i) is the beneficial owner of 10 percent or more of the voting power of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was a beneficial owner of 10 percent or more of the voting power of the then outstanding stock of the corporation at any time within the 2-year period immediately prior to the date in question. A person is not an interested stockholder if the board of directors of the corporation approved the transaction which otherwise would have resulted in the person becoming an interested stockholder. In approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. EPR has not approved and does not currently intend to approve any transaction that would result in a person becoming an interested shareholder.

     Under section 3-602(b), after the 5-year moratorium has passed, the combination between the corporation and the interested shareholder may be consummated if, in addition to any other approvals required by law or the charter of the corporation, the combination is recommended by the board and approved of by a vote of at least (i) 80 percent of the votes entitled to be cast by outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested stockholder who will be a party to the business combination.

     The constitutionality of the Control Share Act and the Business Combination Act was upheld by the District Court of Maryland in Realty Acquisition Corporation v. Property Trust of America. Additionally, the court held that the business judgment rule protects the trustees in their determination that they should not exempt from the 9.8 percent ownership limitation a REIT who made a partial tender offer for shares of defendant corporation as a first step towards gaining control.

ITEM 9. EXHIBITS.

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         (a)(1)          -- Letter to shareholders of EPR dated April 17, 2001.
         (a)(2)          -- Text of press release dated April 17, 2001 issued by EPR.
         (a)(3)          -- Letter to shareholders of EPR dated April 10, 2001
                            (incorporated herein by reference to EPR's definitive
                            additional materials on Schedule 14A filed with the SEC
                            on April 10, 2001).
         (a)(4)          -- Text of press release dated April 10, 2001 issued by EPR
                            (incorporated herein by reference to EPR's definitive
                            additional materials on Schedule 14A filed with the SEC
                            on April 10, 2001).
         (a)(5)          -- Letter to shareholders of EPR (incorporated herein by
                            reference to EPR's definitive additional materials on
                            Schedule 14A filed with the SEC on April 3, 2001).
         (a)(6)          -- Letter to shareholders of EPR dated April 2, 2001
                            (incorporated herein by reference to EPR's definitive
                            additional materials on Schedule 14A filed with the SEC
                            on April 2, 2001).
         (a)(7)          -- Text of press release dated April 2, 2001 issued by EPR
                            (incorporated herein by reference to EPR's definitive
                            additional materials on Schedule 14A filed with the SEC
                            on April 2, 2001).
         (a)(8)          -- Text of press release and attached letter dated March 20,
                            2001 issued by EPR (incorporated herein by reference to
                            EPR's soliciting material under Rule 14a-12 on Schedule
                            14A filed with the SEC on March 20, 2001).
         (e)(1)          -- Section entitled "Transactions between the Company and
                            Trustees, Officers or their Affiliates" on page 11 of
                            EPR's definitive proxy statement dated April 2, 2001
                            (incorporated herein by reference to EPR's definitive
                            proxy statement on Schedule 14A filed with the SEC on
                            April 2, 2001).

Safe Harbor Statement: This document may include or incorporate forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, identified by such words as "will be," "intend," "continue," "believe," "may," "expect," "hope," "anticipate," or other comparable terms. EPR's actual financial condition and results of operations may vary materially from those contemplated by such forward-looking statements. A discussion of the factors that could cause actual results to differ materially from those forward-looking statements is contained in EPR's filings with the Securities and Exchange Commission.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ David Brain
                                          David Brain
                                          President and Chief Executive Officer

April 17, 2001

                                                                  Exhibit (a)(1)

                                [EPR LETTERHEAD]

 ENTERTAINMENT PROPERTIES DENIES KEY CONDITION TO BRT REALTY'S TENDER OFFER AND
                     URGES SHAREHOLDERS TO REJECT THE OFFER

                                                                  April 17, 2001

Dear Fellow Shareholder:

     Over the last two weeks we have been communicating with you regarding the costly and self-serving distraction that BRT Realty Trust and Mr. Fredric Gould have imposed upon our management and board of trustees by seeking to gain greater influence over our company. We have attempted to cut through the rhetoric by stating the facts in order to give our shareholders the proper context in which to view this person and his attempt to unseat our trustee up for election, Mr. Scott Ward, who has received the unanimous endorsement of our nominating committee. We have provided you with numerous reasons why we believe our candidate, Scott Ward, SHOULD serve as trustee and BRT Realty's candidate, Fred Gould, SHOULD NOT serve as trustee.

     Now, in connection with its campaign to elect its candidate, BRT Realty has commenced a tender offer for SOME of our shares. This is another in the long list of transactions proposed by Mr. Gould for the benefit of his company and not our company. Our board of trustees, in looking out for the interests of all our shareholders, has rejected each of these proposals. Most importantly, the nature of these proposals and the timing of this latest proposal has convinced us that Mr. Gould is unlikely to be a positive addition to our board. We believe that THE BRT TENDER OFFER IS MORE OF THE SAME AND WOULD BENEFIT MR. GOULD'S COMPANY WHILE SUBJECTING OUR COMPANY, AND YOUR INVESTMENT IN IT, TO SIGNIFICANT RISKS.

             BRT'S PARTIAL TENDER OFFER PRESENTS SIGNIFICANT RISKS

     We strongly oppose BRT Realty's PARTIAL TENDER OFFER because we do not believe that the purchase of less than 7% of our shares by BRT Realty offsets the significant risks to our company and to our shareholders we believe are associated with completion of such offer. To complete the partial tender offer, the following would occur:

     - BRT would have an unqualified exemption from our company's ownership
       limitation. RISK:   BRT Realty could, subsequent to the completion of its
       partial tender offer, obtain control of our company WITHOUT PAYING A CONTROL PREMIUM by buying our shares in the open market. If BRT Realty were proposing to acquire our entire company at this time, which it is not, this would not be an issue. BRT Realty could also unilaterally control our status as a REIT, which would affect our dividend paying capacity, by actions it took with its own company and our company. Our board has determined not to grant the requested exemption to BRT Realty.

     - A significant percentage of BRT Realty's assets would consist of our
       shares. RISK:   We believe this could cause significant regulatory
       problems for BRT Realty and us if it were considered an investment company that needed to be registered. We also believe it would closely associate our company and our shares with Mr. Gould's company and its record of poor performance that we have told you about previously.

     - Mr. Gould would need to be elected as a trustee.   RISK:   Mr. Gould's
       candidacy has been rejected by our nominating committee as not in the best interests of our company and our shareholders. We believe his record as a corporate executive with BRT Realty is inconsistent with the goals of our company.

     - Mr. Gould would need to be qualified as a trustee.   RISK:   We have
       informed Mr. Gould that a federal law prohibits a person from serving as a director of competing companies. Despite serving as the director of a company that publicly states that it competes with us, and pursuing competitive projects for that company and BRT Realty with at least two of our tenants, Mr. Gould has not explained why this law does not apply to him.

                        DON'T LET HISTORY REPEAT ITSELF!

     We think that it is also important for you to know that in 1989 Mr. Gould led a group that made a hostile tender offer for a portion of a public REIT for $16.00 per share. Today, over ten years after he assumed control of that company, its shares trade at less than $12.25 per share, down over 23%.

     We fully support having qualified independent trustees with experience that will benefit our shareholders, as indicated by the makeup of our board. We are also prepared to support any transaction that benefits all our shareholders. WE OPPOSE MR. GOULD SERVING AS A TRUSTEE AND ENTERING INTO OR SUPPORTING TRANSACTIONS, SUCH AS THE PARTIAL TENDER OFFER, THAT WOULD BENEFIT HIS COMPANY WHILE PRESENTING SIGNIFICANT RISKS AND PROVIDING LITTLE OR NO BENEFIT TO OUR COMPANY.

     NO MATTER HOW MANY SHARES YOU OWN, YOUR VOTE IS IMPORTANT SO PLEASE ACT PROMPTLY. PLEASE INDICATE YOUR SUPPORT FOR OUR TRUSTEES, AND OUR CANDIDATE MR. SCOTT WARD, BY RETURNING THE BLUE PROXY CARD TODAY AND IGNORING ANY FURTHER CORRESPONDENCE FROM BRT REALTY OR MR. GOULD.

     FOR THE REASONS SET FORTH ABOVE, WE ALSO RECOMMEND THAT YOU REJECT THE PARTIAL TENDER OFFER AND DO NOT TENDER ANY SHARES TO BRT REALTY.

     Our trustees and management appreciate your continued support.

                                          Very truly yours,

                                          /s/ David Brain
                                          David Brain
                                          President & CEO

                         [MacKENZIE PARTNERS INC LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                          proxy@mackenziepartners.com
                         (212) 929-5500 (call collect)
                                       or
                            TOLL-FREE (800) 322-2885

                                                                  Exhibit (a)(2)

CONTACTS
Media:                   Jon Weis                        (888) EPR-REIT
Shareholders:            MacKenzie Partners, Inc.        (800) 322-2885

 ENTERTAINMENT PROPERTIES DENIES KEY CONDITION TO BRT REALTY'S TENDER OFFER AND
                     URGES SHAREHOLDERS TO REJECT THE OFFER

     KANSAS CITY, MISSOURI -- April 17, 2001 -- Entertainment Properties announced today that it filed and is mailing a Schedule 14D-9 and a letter to shareholders urging them to reject BRT's unsolicited partial tender offer. A copy of the shareholder letter is attached to this release.

     David Brain, CEO of EPR, stated "Our board has considered and unanimously rejected BRT's tender offer for a small percentage of our shares coupled with a condition that we waive important limitations that prevent BRT from acquiring further control of our company. We are prepared to support any transaction that benefits all our shareholders, including an appropriate offer for all of our company, but cannot support a transaction that we believe presents significant risks for our company and our shareholders."

     Entertainment Properties Trust is a specialty finance company organized as a real estate investment trust (REIT) whose principal business strategy is to acquire and develop a diversified portfolio of high-quality properties leased to major entertainment-related business operators. The company's common shares of beneficial interest are traded on the New York Stock Exchange under the ticker symbol EPR. The Entertainment Properties Trust company address is 30 Pershing Road, Suite 201, Kansas City, Missouri 64108. 888-EPR-REIT. FAX 816-472-5794. The company's website is located at http://www.eprkc.com.

Safe Harbor Statement: This document may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, identified by such words as "will be," "intend," "continue," "believe," "may," "expect," "hope," "anticipate," or other comparable terms. EPR's actual financial condition and results of operations may vary materially from those contemplated by such forward-looking statements. A discussion of the factors that could cause actual results to differ materially from those forward-looking statements is contained in EPR's filings with the Securities and Exchange Commission.

                                     # # #

                                                                  April 17, 2001

Dear Fellow Shareholder:

     Over the last two weeks we have been communicating with you regarding the costly and self-serving distraction that BRT Realty Trust and Mr. Fredric Gould have imposed upon our management and board of trustees by seeking to gain greater influence over our company. We have attempted to cut through the rhetoric by stating the facts in order to give our shareholders the proper context in which to view this person and his attempt to unseat our trustee up for election, Mr. Scott Ward, who has received the unanimous endorsement of our nominating committee. We have provided you with numerous reasons why we believe our candidate, Scott Ward, SHOULD serve as trustee and BRT Realty's candidate, Fred Gould, SHOULD NOT serve as trustee.

     Now, in connection with its campaign to elect its candidate, BRT Realty has commenced a tender offer for SOME of our shares. This is another in the long list of transactions proposed by Mr. Gould for the benefit of his company and not our company. Our board of trustees, in looking out for the interests of all our shareholders, has rejected each of these proposals. Most importantly, the nature of these proposals and the timing of this latest proposal has convinced us that Mr. Gould is unlikely to be a positive addition to our board. We believe that THE BRT TENDER OFFER IS MORE OF THE SAME AND WOULD BENEFIT MR. GOULD'S COMPANY WHILE SUBJECTING OUR COMPANY, AND YOUR INVESTMENT IN IT, TO SIGNIFICANT RISKS.

             BRT'S PARTIAL TENDER OFFER PRESENTS SIGNIFICANT RISKS

     We strongly oppose BRT Realty's PARTIAL TENDER OFFER because we do not believe that the purchase of less than 7% of our shares by BRT Realty offsets the significant risks to our company and to our shareholders we believe are associated with completion of such offer. To complete the partial tender offer, the following would occur:

     - BRT would have an unqualified exemption from our company's ownership
       limitation. RISK:   BRT Realty could, subsequent to the completion of its
       partial tender offer, obtain control of our company WITHOUT PAYING A CONTROL PREMIUM by buying our shares in the open market. If BRT Realty were proposing to acquire our entire company at this time, which it is not, this would not be an issue. BRT Realty could also unilaterally control our status as a REIT, which would affect our dividend paying capacity, by actions it took with its own company and our company. Our board has determined not to grant the requested exemption to BRT Realty.

     - A significant percentage of BRT Realty's assets would consist of our
       shares. RISK:   We believe this could cause significant regulatory
       problems for BRT Realty and us if it were considered an investment company that needed to be registered. We also believe it would closely associate our company and our shares with Mr. Gould's company and its record of poor performance that we have told you about previously.

     - Mr. Gould would need to be elected as a trustee.   RISK:   Mr. Gould's
       candidacy has been rejected by our nominating committee as not in the best interests of our company and our shareholders. We believe his record as a corporate executive with BRT Realty is inconsistent with the goals of our company.

     - Mr. Gould would need to be qualified as a trustee.   RISK:   We have
       informed Mr. Gould that a federal law prohibits a person from serving as a director of competing companies. Despite serving as the director of a company that publicly states that it competes with us, and pursuing competitive projects for that company and BRT Realty with at least two of our tenants, Mr. Gould has not explained why this law does not apply to him.

                        DON'T LET HISTORY REPEAT ITSELF!

     We think that it is also important for you to know that in 1989 Mr. Gould led a group that made a hostile tender offer for a portion of a public REIT for $16.00 per share. Today,